August 27, 2015

VIA EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LM Funding America, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 7, 2015
File No. 333-205232

Dear Ms. McHale:

On behalf of LM Funding America, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter dated August 19, 2015 containing the Staff’s comments regarding Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) submitted to the United States Securities and Exchange Commission (the “Commission”) on August 7, 2015. Simultaneous herewith, the Company is filing an Amendment No. 2 to the Registration Statement, and unless otherwise indicated or the context suggests otherwise, all references to the “Registration Statement” in this letter refer to the Amendment No. 2 to the Registration Statement being filed on the date hereof. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Dilution, page 33

1.	We note your dilution calculation in which you utilized 3,300,000 total shares (assuming minimum number of shares offered) of common stock to calculate the pro forma net tangible book value per share as of June 30, 2015. It appears to us that it would be more meaningful to reflect only the corporate reorganization in your pro forma net tangible book value per share before the offering. Please revise and make similar changes to the calculation assuming maximum number of shares offered.

RESPONSE: Please be advised that the Company has revised the calculation of pro forma net tangible book value per share as of June 30, 2015 in the Registration Statement based on the revised number of 2,100,000 outstanding pre-offering shares (rather than the previously indicated 3,300,000). Please see Page 33 of the Registration Statement.

2.	On a related matter, please revise the tabular disclosures on the bottom of page 33 and on page 34 to reflect the resulting stockholders from the corporate reorganization as existing stockholders and update the calculation as appropriate.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Kathryn McHale

<August 27, 2015>

RESPONSE: Please be advised that the Company has revised the tabular disclosures on Pages 33 and 34 to reflect the resulting stockholders from the corporate reorganization as existing stockholders. The Company has also updated the calculation as appropriate.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.	We note your response to our comment 9.

•	Please tell us how you considered whether you satisfied the conditions in ASC 860-10-40-5a (isolation of transferred financial assets) and ASC 860-10-40-5b (transferee’s rights to pledge or exchange) in considering whether you had a completion of a transfer under ASC 310-30.

•	We note that an association has the ability to terminate the agreement at any time and restore all original claims on collections as long as the association remits all payments due on the account to you. Please tell us the circumstances in which an association would be incented to terminate the purchase agreement using this clause. Please clarify for us the benefits an association would receive using this termination clause considering the association is required to remit all payments due on the account to LMF.

•	Please clarify for us why you believe an association has the right to make material decisions regarding the collection process. According to paragraph 1.d. of the Association Receivables Purchase Agreement filed as Exhibit 10.10 to Form S-1 filed on June 25, 2015, the association assigns, transfers, sets over, and delivers unto you and grants to you all of the association’s right, title and interest in all decision making ability as it relates to the form and substance of the collection process and all decision making ability as it relates to settlement offers. Please discuss the role of law firms you engage to perform collection work, to whom they report, and the extent of interaction and influence associations have in the collection process. Also, please clarify for us why making material decisions regarding the collections process would result in the transferor maintaining effective control. Please cite specific guidance that supports your assertion.

•	Please tell us whether an association has the right to levy and collect finance charges, late fees and other costs against unit owners of delinquent accounts pursuant to its association agreement with unit owners and whether those fees and charges are assigned, transferred, set over and delivered unto you as part of the purchase agreement.

Ms. Kathryn McHale

<August 27, 2015>

RESPONSE: Before responding to the Staff’s specific questions, the Company would like to provide the Staff with the following supplemental background information regarding the nature of the Company’s business and its contracts:

For the information of the Staff, the form of Association Receivables Purchase Agreement attached as Exhibit 10.10 to the Registration Statement is the base form of agreement currently used by the Company with its original product. However, the Company has over time made changes to the general form of agreement that it has used for the original product (the “Original Product Agreement”). Initially, the Company’s typical form of Original Product Agreement contained provisions granting Associations the right to make material decisions regarding the collections process (we refer to this variant of the Original Product Agreement as “Form A” solely for purposes of this letter). A representative sample of Form A is being supplementally provided to the Staff with this letter as Exhibit D hereto. We note that Section 4 of Form A provides that “[Law Firm] will seek full payoffs on all LMF accounts and will not settle any account for less than the full amount due under Section 718.116, Florida Statutes, without the express written consent of Association.” As a result of this provision, the Company cannot effect a settlement on an account, even if the debtor makes a good settlement offer, without the approval of the Association.

Beginning December 2012, the Company started phasing out the Associations’ rights to make material decisions regarding the collections process. As mentioned above, the form of Original Product Agreement attached as Exhibit 10.10 to the Registration Statement represents the Company’s current form of Original Product Agreement (we refer to this as “Form B” in this letter). As the Staff points out, Section 1.d of Form B grants to the Company all decision making ability as it relates to the collection process from account debtors. In lieu of giving Associations the right to influence the collections process, Form B grants Associations the right to terminate the agreement under Section 13.c.

The Company notes that the form of agreement typically used by the Company under the New Neighbor Guaranty (the “NNG Agreement”) is similar to Form B insofar as the Company having control over the collections process and the Association having a termination right.

For the information of the Staff, as of June 30, 2015, the Company’s portfolio represented approximately $1.58 million in receivables under a variant of the Form A agreement, $280 thousand in receivables under a variant of the Form B agreement, and $996 thousand in receivables under a NNG Agreement. However, as the Company proceeds to implement Form B going forward and expects that a greater portion of its business will be under the New Neighbor Guaranty, the Company anticipates that an increasingly smaller portion of its business will involve provisions of the type included in Form A.

Ms. Kathryn McHale

<August 27, 2015>

Further to the foregoing, the Company’s responses to the Staff’s specific bullet-point questions are as follows (in the same order as the Staff’s bullets):

•	Analysis of ASC 860-10-40-5. The Company notes that, under ASC 860-10-40-5, a transfer of a financial asset, or a group of assets, is accounted for as a sale (and purchase) “if and only if, all of the following conditions are met”: (a) isolation of transferred financial assets, (b) transferee’s right to pledge or exchange, and (c) effective control. If any one of these conditions are not met, then a transaction is not deemed to be a transfer of a financial asset under ASC 860-10-40-5. For the reasons described below, the Company has historically determined, and continues to believe, that the “effective control” condition is not satisfied. Furthermore, the Company believes that the “isolation” prong of the analysis is not satisfied as described below.

Effective Control Analysis. With respect to Form B, even though Section 1.d of Form B grants the Company all decision making authority over the collection process, the Company believes that several features of the relationship between the Company and its Association clients, together with the Association’s termination rights under Form B, have the cumulative effective of giving the Association effective control over the Company’s ability to realize the anticipated value from the contract. These features are as follows:

(1)	Per the legal requirements in some states, including Florida, only the Association has the legal standing to enforce its lien against Association members and collect delinquent assessments (together with interest and late fees) from them. This fundamental legal barrier necessitates the continuing involvement of the Association in order for the Company to receive the anticipated benefits from its contract with the Association. For example, depending on applicable state procedural rules, a representative of the Association may need to render testimony or affidavits as to the validity and/or amount of the debt being collected. The Association may also be obligated to participate in the preparation of account ledgers. Often the Association will want to negotiate payment plans and other accommodations directly with the account debtor given the personal nature of relationships among people living in close proximity in a community. In view of the foregoing, even though Form B requires the Association to take enforcement-related actions that are requested by the Company, an Association may intentionally or unintentionally fail to cooperate or delay its compliance with these requests.

Ms. Kathryn McHale

<August 27, 2015>

(2)	The legal counsel that is engaged to collect from account debtors has an attorney/client relationship directly with the Association, which practically means that Associations typically have the ability under bar rules to direct the efforts of legal counsel and communicate with legal counsel confidentially in ways that may not serve the Company’s interests. Although Section 1.d attempts to grant all collection decision authority to the Company, the clause does not and cannot override the nature of the attorney/client relationship between legal counsel and the Association and the duties that legal counsel has toward its client.

(3)	The termination right in Section 13 of Form B, which is described in more detail below, also gives the Association the ability to terminate its relationship with the Company. Although the Company believes that Associations will typically not exercise this right, the Company believes that this right, when combined with the other features of the relationship, gives the Association a material level of control over the relationship envisioned by the contract.

The Company has determined that, in its best judgment, the combined effect of the foregoing features of the Company’s unique business, as well as the nature of the Company’s relationship and contracts with Associations, gives the Association a material degree of control over the ability of the Company to realize the anticipated value that it expects to receive under its Form B contracts. This is the case even though the Company seeks to obtain control over the collection process under Form B. In addition, the Company believes that Form A provides an even greater level of control by the Associations and is sufficient to cause the Company’s transactions under Form A to fail the “effective control” condition of ASC 860-10-40-5.

Isolation Analysis. While the foregoing analysis focuses on the “effective control” prong of the ASC 860-10-40-5 analysis, the Company has also determined that the “isolation” prong of the ASC 860-10-40-5 analysis is not clearly satisfied. The Company notes that, because of the unique nature of its business and transactions, the Company cannot be certain that in all circumstances its rights under its Association contracts are beyond the reach of the transferor or its creditor, including a bankruptcy trustee or receiver. Although the Company seeks to structure its transactions so that its rights under its contracts will remain undisturbed in the event of the bankruptcy of an Association client, the Company has been involved in legal proceedings in which an Association (or receiver or bankruptcy trustee) alleged that the Company’s contract with Associations is, because of the ongoing nature of the contract and the potential involvement of the Association in collection activities, subject to rejection as an executory contract or otherwise adversely affected in bankruptcy proceedings. Accordingly, although the Company’s contracts involve an outright purchase of certain future collection proceeds of the Association with no recourse against the

Ms. Kathryn McHale

<August 27, 2015>

Association, the Company cannot be certain that in all cases that its right to receive the bargained-for future collection proceeds will not be adversely affected by the arguments of creditors.

In sum, the Company’s analysis of its contracts under ASC 860-10-40-5 has resulted in a determination that two of the three conditions of the pronouncement are not satisfied.

•	Association Termination Right. Under Form B and the NNG Agreement, an Association has the right to terminate the agreement (either in its entirety or as to specified accounts) by paying in full to the Company all amounts that would have been payable to the Company, and paying to the applicable legal counsel all amounts that would have been payable to it, as if full collection on the account occurred on the termination date. The Staff has asked for information regarding the circumstances under which an Association would be incented to terminate agreement.

This termination provision has been included in the Company’s contracts at the requests of some Associations to cover unusual and/or unexpected situations that may arise. The termination provision exists to give Associations the ability to terminate a relationship with the engaged legal counsel that the Association may be unhappy with or if the Association is otherwise dissatisfied with its business relationship with the Company. The termination right may also be beneficial to an Association if a combination of circumstances converge that lead the Association to believe that it may receive more financial benefit from terminating than by staying the relationship— such as if the Association believes that it is at risk of collecting unpaid assessments because the total collection amount is approaching the fair market value of the unit, or if the Association believes it will realize the upside of owning the unit as a result of a lien foreclosure sale. To date, a total of 241 Associations have exercised termination rights for an aggregate of 825 accounts, resulting in termination payments of approximately $530,000 to the Company.

The Company does not believe that Associations will frequently exercise the termination right and that they typically will not be incented to do so. However, as indicated above, the Company believes that even if the termination provision alone did not constitute “effective control” within the meaning of ASC 860-10-40-5, the combined effect of the termination provision and other features of the contract and relationship does result in effective control.

•

Material Decisions Regarding Collections Process. As stated above, Form A reserves to the Association the right to make material decisions regarding the collections process, and therefore under such contracts the Associations maintain

Ms. Kathryn McHale

<August 27, 2015>

effective control over the account. Under Form A, an Association has the right to control all settlements which result in an account being settled for less than a full payoff. Form A contracts pay proceeds of collection first to the Company for purchase price, interest, and late fees, then to the law firm legal fees and costs, then past due assessments owed to the Association. This places the Association in a first loss position. In order to protect the Association from settlements that only benefit the Company and the law firm, the Form A contract places the law firm under direct control of the Association. This gives the Association under a Form A contract control over settlements which effectively determines the payoff outcome and timing for the Company as well as the Association. As mentioned above, as to Form B, even though Form B does not grant Associations the right to control the collection process, other features of Form B and the relationship thereunder confer “effective control” upon the Association.

•	Levy and Collect Finance Charges, etc. For the information of the Staff, state statutes and the organizational documents of Associations (Articles, Bylaws, Declaration of Condominium or Conditions Covenants and Restrictions in the case of HOA’s) collectively afford Associations the right to levy and collect finance charges, late fees and other costs against unit owners with delinquent accounts. Specifically, in Florida, finance charges are authorized by statute at 18% per annum unless the governing documents state otherwise. Florida Statutes authorize charging late fees if late fees are adopted in the organizational documents. Legal fees and costs are specifically authorized by Florida Statutes. The charges for these amounts remain the property of the Associations, with the law firms acting on behalf of the Associations to collect these charges (and the Associations having the obligation to provide witnesses and other necessary evidence). The right to enforce and collect these amounts directly from the account debtors is not assigned to the Company since the Company typically would not have standing to appear in court to collect them from the account debtor. However, the Association assigns its future collection proceeds from those actions and pays those amounts to the Company once collected, with such payment being made through the law firm’s trust account per the Company’s contract with the Associations.

Finance Receivables, page F-11

4.	We note your response and related changes to our comment 11. Please revise to explain how you determine that the uncollectibility of the receivable is confirmed.

Ms. Kathryn McHale

<August 27, 2015>

RESPONSE: Please be advised that the Company has revised the Registration Statement to explain how it determines that the uncollectibility of the receivable is confirmed. Please see Page F-12 of the Registration Statement. As detailed in the Registration Statement, the Company considers writing off a receivable when (i) a first mortgage holder who names the Association in a foreclosure suit takes title and satisfies an estoppel letter for amounts owed which are less than amounts the Company funded to the association; (ii) a tax deed is issued with insufficient excess proceeds to pay amounts the Company funded to the Association; or (iii) an Association settles an account for less than amounts the Company funded to the Association. Upon the occurrence of any of these events, the Company evaluates the potential recovery via a deficiency judgment against the prior owner and the ability to collect upon the deficiency judgment within the 20 year statute of limitations period or whether the deficiency judgment can be sold. Additionally, with New Neighbor Guaranty accounts and other accounts where the Company has purchased insurance, the Company will determine if after applying insurance proceeds any write offs are warranted. If the Company determines that collection through a deficiency judgment or sale of a deficiency judgment is not feasible, the Company writes off the unrecoverable receivable amount.

Note 9. Fair Value of Financial Instruments, page F-15

5.	We note your response to our comment 12.

•	You state that the valuation calculation assumes much smaller collection rates as receivables age. Please provide us the quarterly or annual collection rates actually used in the valuation calculation.

RESPONSE: The Company refers the Staff to the supplemental narrative and sample workpaper from our independent third party valuation firm, Marshall & Stevens, attached to this letter as Exhibit A. The Company notes that the collection rates do decline somewhat as accounts age but believes that use of an average quarterly collection rate of 3% is a reasonable assumption for estimating the timing of future cash flows based on the information the Company is able to derive from its systems.

•	Please provide us the information used to support the assertion that your historical quarterly collection rate has been 3% over an 8.5 year period.

RESPONSE: The Company refers the Staff to the collection rate table attached as Exhibit B hereto showing the Company’s collection rates based on the monthly age of an account. This table reflects dates through June 30, 2015 and is similar to the table used for the valuation at December 31, 2014. Please be advised that this table reflects the average time elapsed between original funding and payoff for all units funded through June 30, 2015. The table does not show the average collection cycle for an average unit in dollar terms, as that information is not readily available, and total amount of funding does not directly correlate to future cash flows. Please be advised that this table pools the receivables to show what percentage the Company collects based on the number of units that could have historically reached that age, and the number units that were collected at that age. This table “pools” the units to ensure an accurate representation of collectability.

Ms. Kathryn McHale

<August 27, 2015>

•	Please provide us a table detailing the actual quarterly collection rate for the past 12 quarters.

RESPONSE: The Company refers the Staff to Exhibit C hereto for the requested schedule detailing the actual quarterly collection rate based on total units at the beginning of each quarter and units paid off during the quarter. The table does not show the average collection cycle for an average unit in dollar terms, as that information is not readily available. The Company has determined that looking at the receivables in total, as is presented in the requested table, accurately reflects the actual aging and collections of the Company’s receivables balance needed to do a valuation. This table is inhibited by the Company’s purchasing of new units, thus skewing the data depending on whether the Company purchased more or less accounts than were collected in that given period. For instance, if the Company purchased significantly more accounts than it collected, in a specified period of time, using the logic in Exhibit C, the Company would have a negative average collection percentage. Therefore, the Company believes that to accurately depict the collection rates, the accounts must be looked at in static pools as noted by the data utilized by our independent third party valuation specialist.

•	Please note that ASC 820 requires a reporting entity to use the best information available including considering expectations about the timing of future cash flows. If there is variability in the collection of cash flows, (e.g. significantly greater cash flows are expected earlier in the receivables life), this variability should be considered in your fair value measurement.

RESPONSE: Please be advised that the Company relied on the expertise of our independent third party valuation firm, Marshall & Stevens, which believed that using a 3% average quarterly collection rate was the best estimate to use based on the information available from our system. Management answered all questions from Marshall & Stevens to help them fully understand the Company’s business and the nature of the Company’s receivables, as well as provided all historical data the Company has in its system for their analysis. The Company believes that, based on the methodology implied by Marshall & Stevens, all requirements of ASC 820 have been fulfilled, as receivables were grouped together by similar age and cash flows were derived from these different aging buckets.

Exhibit 5.1 – Opinion of Foley Lardner LLP

6.	We note your response to comment 14 from our letter dated July 8, 2015; however, it does not appear that the requested revision was made to Exhibit 5.1. Please revise to opine that the warrants are a binding obligation of the company under the laws of Florida.

Ms. Kathryn McHale

<August 27, 2015>

RESPONSE: Please be advised that Foley & Lardner LLP revised its Opinion to opine that the warrants are a binding obligation of the Company under the laws of the state of Florida. Please refer to the third and fourth paragraphs of the Opinion.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,
/s/ Curt P. Creely
Curt P. Creely

Exhibit A

to filing letter of LM Funding America, Inc.

August 21, 2015	One Tampa City Center
Suite 3405
201 N. Franklin St.
Tampa, FL 33602
813.962.7888
813.963.2251 fax www.marshall-stevens.com
Mr. Steve Weclew LM Funding, LLC 302 Knights Run Avenue Tampa, FL 33602

Dear Steve:

In regards to your request, we have responded to comment 5 of the Securities and Exchange Commission letter entitled Amendment No. 1 to Registration Statement on Form S-1, Filed August 7, 2015, File No. 333-205232.

Please find a sample work paper attached for the valuation of LM Funding, LLC’s (LMF) 2013 Standard Deal receivables (Receivables), as well as support for the assumed 3% quarterly collection rate. We assumed all collections to happen within an 8.5 year period based on data provided by and conversations held with LMF management. In the course of the valuation, we grouped the Receivables by age and used the following formula to calculate an expected net cash flow to LMF:

(Expected Value)  *  (Probability of Collection)  *  (Number of Units Outstanding)

The Expected Value was determined by a regression analysis of the historical median payout of accounts by age.

The Probability of Collection was determined by an equal probability of collection in future periods with an account having a maximum lifespan of 8.5 years. For example, an account that is 6 years old would have an estimated remaining life of 2.5 years, while an account that is 2.5 years old would have an estimated remaining life of 6 years. An account is expected to pay out at the ratio of:

1

Number of periods in estimated remaining lifes

We have attached worksheets highlighting our intermediate calculations whereby we grouped the accounts by age as the probability of collection is determined by the remaining estimated life of the account. We followed the guidance of FASB ASC 820 and used the best available information about the expectations of the timing of the future cash flows.

Sincerely,

MARSHALL & STEVENS INCORPORATED

LMF Supporting Schedules

Standard Deal

Time Outstanding	0.00	0.25	0.50	0.75	1.00	1.25	1.50	1.75	2.00	2.25	2.50	2.75	3.00	3.25	3.50	3.75	4.00	4.25	4.50	4.75

Trend Payout (LINEAR)	1304	1534	1763	1993	2222	2451	2681	2910	3140	3369	3598	3828	4057	4287	4516	4745	4975	5204	5434	5663
Outstanding Accounts at age	3	—	—	—	15	149	380	185	155	208	311	369	324	356	354	280	226	180	227	110

Age Group

	12/31/2014	3/31/2015	6/30/2015	9/30/2015	12/31/2015	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017	6/30/2017	9/30/2017	12/31/2017	3/31/2018	6/30/2018	9/30/2018	12/31/2018	3/31/2019	6/30/2019	9/30/2019
0.00	115	135	156	176	196	216	237	257	277	297	317	338	358	378	398	419	439	459	479	500
0.25	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
0.50	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
0.75	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1.00	1,111	1,226	1,340	1,455	1,570	1,684	1,799	1,914	2,029	2,143	2,258	2,373	2,487	2,602	2,717	2,831	2,946	3,061	3,176	3,290
1.25	12,595	13,773	14,952	16,131	17,309	18,488	19,667	20,845	22,024	23,203	24,381	25,560	26,738	27,917	29,096	30,274	31,453	32,632	33,810	34,989
1.50	36,381	39,494	42,608	45,721	48,834	51,948	55,061	58,174	61,288	64,401	67,514	70,627	73,741	76,854	79,967	83,081	86,194	89,307	92,421	95,534
1.75	19,940	21,512	23,083	24,655	26,227	27,799	29,371	30,942	32,514	34,086	35,658	37,230	38,802	40,373	41,945	43,517	45,089	46,661	48,233	49,804
2.00	18,716	20,084	21,452	22,819	24,187	25,554	26,922	28,289	29,657	31,025	32,392	33,760	35,127	36,495	37,863	39,230	40,598	41,965	43,333	44,700
2.25	28,029	29,938	31,847	33,755	35,664	37,572	39,481	41,390	43,298	45,207	47,116	49,024	50,933	52,841	54,750	56,659	58,567	60,476	62,385	64,293
2.50	46,628	49,601	52,574	55,546	58,519	61,492	64,464	67,437	70,410	73,382	76,355	79,327	82,300	85,273	88,245	91,218	94,191	97,163	100,136	103,109
2.75	61,410	65,090	68,771	72,451	76,132	79,812	83,492	87,173	90,853	94,534	98,214	101,894	105,575	109,255	112,936	116,616	120,296	123,977	127,657	131,337
3.00	59,750	63,129	66,507	69,886	73,264	76,643	80,021	83,400	86,778	90,156	93,535	96,913	100,292	103,670	107,049	110,427	113,806	117,184	120,563	123,941
3.25	72,667	76,556	80,445	84,333	88,222	92,111	96,000	99,889	103,778	107,667	111,556	115,445	119,334	123,222	127,111	131,000	134,889	138,778	142,667	146,556
3.50	79,932	83,992	88,053	92,113	96,173	100,234	104,294	108,355	112,415	116,476	120,536	124,596	128,657	132,717	136,778	140,838	144,898	148,959	153,019	157,080
3.75	69,931	73,312	76,692	80,073	83,454	86,834	90,215	93,596	96,976	100,357	103,738	107,118	110,499	113,880	117,260	120,641	124,022	127,402	130,783	—
4.00	62,460	65,341	68,221	71,101	73,982	76,862	79,742	82,622	85,503	88,383	91,263	94,143	97,024	99,904	102,784	105,664	108,545	111,425	—	—
4.25	55,103	57,532	59,960	62,389	64,818	67,247	69,676	72,105	74,534	76,963	79,392	81,821	84,250	86,679	89,108	91,537	93,966	—	—	—
4.50	77,088	80,343	83,597	86,852	90,107	93,361	96,616	99,871	103,125	106,380	109,635	112,889	116,144	119,398	122,653	125,908	—	—	—	—
4.75	41,528	43,210	44,893	46,575	48,257	49,940	51,622	53,304	54,986	56,669	58,351	60,033	61,715	63,398	65,080	—	—	—	—	—
5.00	47,139	48,974	50,809	52,644	54,480	56,315	58,150	59,985	61,820	63,656	65,491	67,326	69,161	70,996	—	—	—	—	—	—
5.25	23,074	23,939	24,804	25,668	26,533	27,398	28,262	29,127	29,992	30,856	31,721	32,586	33,450	—	—	—	—	—	—	—
5.50	34,931	36,193	37,455	38,716	39,978	41,240	42,501	43,763	45,025	46,287	47,548	48,810	—	—	—	—	—	—	—	—
5.75	54,439	56,337	58,235	60,132	62,030	63,928	65,826	67,723	69,621	71,519	73,417	—	—	—	—	—	—	—	—	—
6.00	16,344	16,894	17,445	17,996	18,546	19,097	19,647	20,198	20,748	21,299	—	—	—	—	—	—	—	—	—	—
6.25	22,682	23,422	24,161	24,900	25,639	26,378	27,117	27,857	28,596	—	—	—	—	—	—	—	—	—	—	—

Net Cash Flow To LMF	941,994	990,026	1,038,058	1,086,089	1,134,121	1,182,152	1,230,184	1,278,216	1,326,247	1,344,944	1,370,387	1,341,814	1,336,587	1,345,854	1,315,740	1,289,861	1,199,898	1,139,449	1,058,661	955,134

Discount Factor	1.0000	0.9836	0.9674	0.9515	0.9359	0.9205	0.9054	0.8905	0.8759	0.8615	0.8474	0.8334	0.8197	0.8063	0.7930	0.7800	0.7672	0.7546	0.7422	0.7300

Present Value of Cash Flows	941,994	973,762	1,004,232	1,033,438	1,061,414	1,088,192	1,113,803	1,138,279	1,161,650	1,158,675	1,161,200	1,118,311	1,095,654	1,085,128	1,043,420	1,006,093	920,548	859,811	785,727	697,245

LMF Supporting Schedules

Standard Deal

Time Outstanding	5.00	5.25	5.50	5.75	6.00	6.25	6.50	6.75	7.00	7.25	7.50	7.75	8.00	8.25

Trend Payout (LINEAR)	5892	6122	6351	6581	6810	7039	7269	7498	7728	7957	8186	8416	8645	8875
Outstanding Accounts at age	112	49	66	91	24	29	—	—	—	—	—	—	—	—

Age Group

	12/31/2019	3/31/2020	6/30/2020	9/30/2020	12/31/2020	3/31/2021	6/30/2021	9/30/2021	12/31/2021	3/31/2022	6/30/2022	9/30/2022	12/31/2022	3/31/2023
0.00	520	540	560	581	601	621	641	662	682	702	722	743	763	783
0.25	—	—	—	—	—	—	—	—	—	—	—	—	—	—
0.50	—	—	—	—	—	—	—	—	—	—	—	—	—	—
0.75	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1.00	3,405	3,520	3,634	3,749	3,864	3,978	4,093	4,208	4,323	4,437	—	—	—	—
1.25	36,168	37,346	38,525	39,704	40,882	42,061	43,240	44,418	45,597	—	—	—	—	—
1.50	98,647	101,761	104,874	107,987	111,100	114,214	117,327	120,440	—	—	—	—	—	—
1.75	51,376	52,948	54,520	56,092	57,663	59,235	60,807	—	—	—	—	—	—	—
2.00	46,068	47,436	48,803	50,171	51,538	52,906	—	—	—	—	—	—	—	—
2.25	66,202	68,110	70,019	71,928	73,836	—	—	—	—	—	—	—	—	—
2.50	106,081	109,054	112,027	114,999	—	—	—	—	—	—	—	—	—	—
2.75	135,018	138,698	142,379	—	—	—	—	—	—	—	—	—	—	—
3.00	127,319	130,698	—	—	—	—	—	—	—	—	—	—	—	—
3.25	150,445	—	—	—	—	—	—	—	—	—	—	—	—	—
3.50	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3.75	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4.00	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4.25	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4.50	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4.75	—	—	—	—	—	—	—	—	—	—	—	—	—	—
5.00	—	—	—	—	—	—	—	—	—	—	—	—	—	—
5.25	—	—	—	—	—	—	—	—	—	—	—	—	—	—
5.50	—	—	—	—	—	—	—	—	—	—	—	—	—	—
5.75	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6.00	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6.25	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Net Cash Flow To LMF	821,249	690,111	575,341	445,210	339,485	273,015	226,108	169,728	50,601	5,139	722	743	763	783

Discount Factor	0.7180	0.7062	0.6946	0.6832	0.6720	0.6609	0.6501	0.6394	0.6289	0.6186	0.6084	0.5984	0.5886	0.5789

Present Value of Cash Flows	589,661	487,363	399,637	304,166	228,126	180,446	146,988	108,524	31,823	3,179	439	444	449	453

Month	—	1	2	3	4
Accounts Paid off	155	570	477	439	391
Accounts in Pool	11,494	11,494	11,473	11,409	11,393
Payoff Percent	1.35%	4.96%	4.16%	3.85%	3.43%

	Month	Qtr

Average Collection (Rounded)	1.0%	3.1%

Month	5	6	7	8	9	10	11	12
Accounts Paid off	347	275	301	222	227	207	190	159
Accounts in Pool	11,261	11,227	11,196	11,171	11,089	11,063	11,013	10,937
Payoff Percent	3.08%	2.45%	2.69%	1.99%	2.05%	1.87%	1.73%	1.45%

Month	13	14	15	16	17	18	19	20
Accounts Paid off	201	154	143	168	177	148	124	142
Accounts in Pool	10,889	10,804	10,723	10,673	10,648	10,600	10,566	10,515
Payoff Percent	1.85%	1.43%	1.33%	1.57%	1.66%	1.40%	1.17%	1.35%

Month	21	22	23	24	25	26	27	28
Accounts Paid off	164	124	125	125	124	116	116	125
Accounts in Pool	10,495	10,385	10,333	10,281	10,217	10,072	9,763	9,677
Payoff Percent	1.56%	1.19%	1.21%	1.22%	1.21%	1.15%	1.19%	1.29%

Month	29	30	31	32	33	34	35	36	37
Accounts Paid off	102	88	96	97	89	87	86	94	73
Accounts in Pool	9,630	9,529	9,429	9,350	9,301	9,171	9,048	8,981	8,825
Payoff Percent	1.06%	0.92%	1.02%	1.04%	0.96%	0.95%	0.95%	1.05%	0.83%

Month	38	39	40	41	42	43	44	45	46
Accounts Paid off	91	92	73	59	86	85	52	62	46
Accounts in Pool	8,562	8,427	8,245	8,055	7,824	7,554	7,305	7,097	6,918
Payoff Percent	1.06%	1.09%	0.89%	0.73%	1.10%	1.13%	0.71%	0.87%	0.66%

Month	47	48	49	50	51	52	53	54	55
Accounts Paid off	58	39	49	48	44	41	26	23	26
Accounts in Pool	6,712	6,372	6,097	5,766	5,397	5,225	5,088	4,772	4,551
Payoff Percent	0.86%	0.61%	0.80%	0.83%	0.82%	0.78%	0.51%	0.48%	0.57%

Month	56	57	58	59	60	61	62	63	64
Accounts Paid off	25	26	15	16	18	20	5	11	7
Accounts in Pool	4,453	4,242	3,971	3,714	3,492	3,360	3,108	2,796	2,585
Payoff Percent	0.56%	0.61%	0.38%	0.43%	0.52%	0.60%	0.16%	0.39%	0.27%

Month	65	66	67	68	69	70	71	72	73
Accounts Paid off	10	13	5	4	5	4	4	2	6
Accounts in Pool	2,434	2,342	2,105	1,929	1,744	1,560	1,281	1,081	1,019
Payoff Percent	0.41%	0.56%	0.24%	0.21%	0.29%	0.26%	0.31%	0.19%	0.59%

Month	74	75	76	77	78	79	80	81	82
Accounts Paid off	2	4	3	4	1	2	—	—	—
Accounts in Pool	956	888	758	586	534	416	287	273	262
Payoff Percent	0.21%	0.45%	0.40%	0.68%	0.19%	0.48%	0.00%	0.00%	0.00%

Month	83	84	85	86
Accounts Paid off	—	—	—	—
Accounts in Pool	178	45	44	42
Payoff Percent	0.00%	0.00%	0.00%	0.00%

Exhibit B

to filing letter of LM Funding America, Inc.

LM Funding

Unit Aging and

Payoff Percentage

Workpaper

Months Held	0	1	2	3	4	5	6	7	8	9	10	11
Number Paid	155	725	1201	1628	2012	2333	2600	2884	3092	3291	3484	3648
Number Active	11339	10769	10272	9781	9379	8926	8627	8312	8079	7798	7579	7365
Total Accounts	11494	11494	11473	11409	11391	11259	11227	11196	11171	11089	11063	11013
% of units paid off by this month	1.3%	5.0%	4.2%	3.8%	3.4%	3.1%	2.4%	2.6%	1.9%	2.0%	1.8%	1.6%

Average Per Month	1.0%
Average Per Quarter	2.9%
Average Per Quarter (Rouneded)	3.0%

LM Funding

Unit Aging and

Payoff Percentage

Workpaper

Months Held	12	13	14	15	16	17	18	19	20	21	22	23
Number Paid	3758	3937	4058	4160	4298	4463	4581	4686	4792	4943	5003	5092
Number Active	7176	6952	6746	6563	6375	6185	6019	5880	5723	5552	5382	5241
Total Accounts	10934	10889	10804	10723	10673	10648	10600	10566	10515	10495	10385	10333
% of units paid off by this month	1.2%	1.8%	1.4%	1.2%	1.5%	1.6%	1.3%	1.1%	1.2%	1.5%	1.1%	1.1%

LM Funding

Unit Aging and

Payoff Percentage

Workpaper

Months Held	24	25	26	27	28	29	30	31	32	33	34	35	36
Number Paid	5194	5263	5285	5221	5298	5367	5376	5421	5470	5521	5527	5527	5569
Number Active	5087	4949	4785	4511	4379	4263	4145	4008	3880	3780	3644	3521	3402
Total Accounts	10281	10212	10070	9732	9677	9630	9521	9429	9350	9301	9171	9048	8971
% of units paid off by this month	1.2%	1.0%	0.9%	1.2%	1.1%	1.0%	0.7%	1.0%	1.0%	0.9%	0.9%	0.8%	1.0%

LM Funding

Unit Aging and

Payoff Percentage

Workpaper

Months Held	37	38	39	40	41	42	43	44	45	46	47	48	49
Number Paid	5538	5463	5478	5419	5346	5283	5162	5039	4949	4874	4769	4551	4387
Number Active	3287	3099	2949	2826	2709	2541	2392	2258	2148	2044	1943	1821	1710
Total Accounts	8825	8562	8427	8245	8055	7824	7554	7297	7097	6918	6712	6372	6097
% of units paid off by this month	0.7%	1.1%	1.2%	0.7%	0.6%	1.2%	0.8%	0.7%	0.7%	0.7%	0.6%	0.4%	0.5%

LM Funding

Unit Aging and

Payoff Percentage

Workpaper

Months Held	50	51	52	53	54	55	56	57	58	59	60	61	62
Number Paid	4018	3923	3844	3737	3457	3405	3347	3200	2993	2781	2652	2573	2374
Number Active	1551	1456	1381	1311	1208	1146	1106	1038	952	885	837	787	734
Total Accounts	5569	5379	5225	5048	4665	4551	4453	4238	3945	3666	3489	3360	3108
% of units paid off by this month	0.2%	0.8%	0.6%	0.5%	0.1%	0.7%	0.3%	0.3%	0.4%	0.0%	0.2%	0.6%	-0.2%

LM Funding

Unit Aging and

Payoff Percentage

Workpaper

Months Held	63	64	65	66	67	68	69	70	71	72	73	74	75
Number Paid	2170	2005	1900	1846	1654	1513	1369	1234	1023	837	796	748	695
Number Active	626	580	524	496	438	414	375	326	258	235	223	208	193
Total Accounts	2796	2585	2424	2342	2092	1927	1744	1560	1281	1072	1019	956	888
% of units paid off by this month	1.2%	0.0%	0.8%	0.4%	0.2%	-0.5%	0.0%	0.6%	0.8%	-1.8%	0.0%	0.1%	0.0%

LM Funding

Unit Aging and

Payoff Percentage

Workpaper

Months Held	76	77	78	79	80	81	82	83	84	85	86
Number Paid	586	454	418	328	232	221	213	150	38	37	35
Number Active	172	132	115	88	55	52	49	28	7	7	7
Total Accounts	758	586	533	416	287	273	262	178	45	44	42
% of units paid off by this month	-1.0%	0.2%	0.9%	0.4%	2.0%	0.1%	0.3%	3.0%	0.2%	-0.4%	-0.8%

Exhibit C

to filing letter of LM Funding America, Inc.

Quarter Ending	Active At Start Of Quarter	Collected In Quarter	Percent Collected
3/31/2012	4304	353	8.2
6/30/2012	4668	424	9.08
9/30/2012	4806	374	7.78
12/31/2012	4949	358	7.23
3/31/2013	4899	330	6.74
6/30/2013	4839	412	8.51
9/30/2013	4682	432	9.23
12/31/2013	4574	334	7.3
3/31/2014	4433	371	8.37
6/30/2014	4177	444	10.63
9/30/2014	3874	466	12.03
12/31/2014	3586	397	11.07
3/31/2015	3327	315	9.47
6/30/2015	3108	408	13.13

Exhibit D

to filing letter of LM Funding America, Inc.

LM FUNDING, LLC

DELINQUENT ASSESSMENT PROCEEDS

PURCHASE AGREEMENT

PARTIES:	DATE:

LM FUNDING, LLC

301 W. Platt St. #375

Tampa, FL 33606

ASSOCIATION:

XXXXXXXXXXX

BACKGROUND

Association is a not for profit condominium owners’ association. Association assesses its owners for common expenses. Some owners have failed to pay assessments in accordance with Association’s governing rules. Association has the right to secure payment through a lien of an owner’s condominium unit which secures Association’s assessment along with interest, administrative fees, and costs of collection. LMF pays Associations for an assignment of an Association’s lien collection proceeds. LMF, at its expense, collects an Association’s delinquent assessments, accrued late interest and administrative fees, and exercises its foreclosure rights. LMF seeks a return on its investment by collecting and keeping the late interest payments and administrative late fee payments and through an option to bid for title of a condominium in the event the Association forecloses. The Association benefits by increasing its cash flows and eliminating the cost and effort required to collect delinquent assessments through the foreclosure process. LMF must limit amounts funded to amounts it can collect in the event of a first mortgage foreclosure (6 months past due or 1% of mortgage amount). Generally, LMF funds a percentage of this limited amount. Upon collection, LMF retains the late interest, administrative late fees, costs, attorney’s fees, and the purchase price paid by LMF. LMF pays the balance of all delinquent assessments collected to the Association as further described in this Agreement.

1
Association Initial		LMF Initial

DEFINITIONS:

“Assessments” means regular, and not special, charges for common expenses of Association’s condominium which are regularly assessed against the unit owner but not including additional charges for interest, administrative fees, costs, and attorney’s fees.

“Association” means the not for profit condominium owners’ association listed as a party to this agreement and its agents and representatives including its Management Company.

“Collection Proceeds” means any amount recovered through any means including payment plans or tenant payors pursuant to Florida Statute §718.116(11).

“Delinquent Assessments” means for each past due Assessment pertaining to a Delinquent Unit set forth on the Schedule of Assignments, the proceeds from, (a) the past due Assessment, (b) interest, administrative fees, costs and attorney’s fees chargeable thereon by Association as described in Association’s Declaration, (c) all accelerated Assessments charged to a Delinquent Unit, (d) any other recovery arising from Association’s lien, or future lien, against a Delinquent Unit, and (e) any recovery from the owner of a Delinquent Unit.

“Delinquent Unit” means a unit of the condominium which owes past due Assessments.

“LMF” means LM Funding, LLC, a Florida limited liability company and its assigns.

“Origination Fee” means 5.0000% of the Purchase Price paid on each Schedule of Assignments.

“Purchase Price” means the initial amount paid by LMF to Association for Delinquent Assessments set forth on the Schedule of Assignments which shall be the sum of past due Assessments charged to a Delinquent Unit not to exceed the lesser of (i) the sum of six (6) months Assessments, or (ii) one percent (1%) of the original principal balance of the first mortgage recorded against a Delinquent Unit.

“Pre-Existing Legal Fees” means any legal fees paid by Association for the collection of delinquent assessments prior to assignment of a Delinquent Assessment to LMF.

“Retainage” means the sum of all past due or accelerated Assessments for a Delinquent Unit less the Purchase Price.

“Schedule of Assignments” means a list of Delinquent Units and Delinquent Assessments whose proceeds Association wishes to sell and assign to LMF and LMF agrees to purchase pursuant to this Agreement.

2
Association Initial		LMF Initial

1. Offer and Acceptance. During the term of this Agreement, Association will have the right to offer and LMF will accept an assignment of proceeds of Delinquent Assessments. LMF will purchase all Delinquent Assessments for any Delinquent Unit for the Purchase Price.

2. Purchase Price Payment. Within one calendar week of delivery by Association of due diligence information set forth in Schedule 1 attached hereto, LMF will prepare a Schedule of Assignments to this Agreement setting forth Delinquent Assessments assigned and the Purchase Price.

3. Allocation of Proceeds. LMF shall apply the Collection Proceeds of the Delinquent Assessments received for each Delinquent Unit as follows:

(a) First, to LMF, (i) any interest, (ii) administrative late fees, (iii) costs and (iv) attorney’s fees accrued or incurred upon all or any portion of the Delinquent Assessment(s);

(b) Second, to LMF the Purchase Price;

(c) Third, to LMF, fifty percent (50%), and Association, fifty percent (50%), of Pre-Existing Legal Fees subsequently collected by LMF; and

(d) Fourth, to Association 100% of all Retainage.

LMF shall remit all amounts owed to Association by the 15th day of the month following collection. Upon payment in full for a Delinquent Unit’s Delinquent Assessment(s), LM shall record a satisfaction of lien, if necessary, and re-assign all rights relating to the Delinquent Unit to Association.

4. Attorney in Fact — Power of Attorney. For the limited purposes of this Agreement, Association hereby constitutes and appoints LMF to represent Association in collection of Delinquent Assessments and to distribute the proceeds pursuant to the terms of this Agreement. Association authorizes LMF to (i) engage Business Law Group, P.A. (“BLG”) and other legal counsel to act upon behalf of Association as attorney in fact for Association and Association acknowledges, accepts, and waives all conflicts if BLG also represents other condominium or homeowner associations within or superior to Association; (ii) issue invoices for Delinquent Assessments and collect, receive and deposit the payments thereon; (iii) accelerate payments and file liens and foreclosure actions against a Delinquent Unit for Delinquent Assessment(s); (iv) file civil suit against the Delinquent Unit owners for collection of Delinquent Assessments; (v) substitute counsel on behalf of the association; and (vi) enforce all other rights of Association with respect to the collection of Delinquent Assessment granted to Association by Florida Law, the Association’s Declaration, Articles, By-Laws or otherwise including attesting

3
Association Initial		LMF Initial

via sworn affidavit to the correctness of amounts due and owing. LMF shall advance any and all attorneys’ fees, court costs, copy costs, postage, lien recording fees or other fees and costs incurred in connection with collecting upon any Delinquent Assessment which shall be recoverable by LMF pursuant to Section 3 of this Agreement. BLG will seek full payoffs on all LMF accounts and will not settle any account for less than the full amount due under Section 718.116, Florida Statutes, without the express written consent of Association. Should Association request Business Law Group to perform other services, such as attending board meetings and rendering advice unrelated to collections, Association shall be responsible for these legal fees. Association shall be liable for filing fees and service of process costs in the event Association orders a foreclosure action without LMF’s consent.

Association further agrees and shall direct its Management Company to cooperate with LMF’s efforts to collect Delinquent Assessments by providing reasonably requested information, executing court documents necessary to protect Association’s rights in the collection of Delinquent Assessments, providing an officer of Association for testimony or other purposes, and endorsing checks made payable to Association for Delinquent Assessments so that LMF may apply and divide them pursuant to this Agreement. Any and all Management Company charges are the sole responsibility of Association. Association shall note all assignments of proceeds from Delinquent Assessments to LMF upon its books and records of account. Association shall issue “coupon stop pay” instructions to its bank on all Delinquent Units funded by LMF. LMF shall have the right to file a UCC-1 to perfect its security interest upon amounts owed to LMF held in Association’s accounts.

Association has designated this board member as its Designated Member to communicate directly with LMF:

Name:
Address:

Email:
Phone:

Association will promptly notify LMF of any change of Designated Member or Management Company.

5. Foreclosure. During the time a foreclosure is pending and thereafter in the event the Association takes title to a Delinquent Unit, at the request of LMF, Association will exercise its rights set forth in its Declaration and ask a court to appoint a receiver to collect any rents being paid upon the Delinquent Unit in foreclosure. Rents collected shall be applied to Delinquent Assessments in accordance with Section 3. In the event

4
Association Initial		LMF Initial

collection of a Delinquent Assessment results in the Unit being sold in a foreclosure auction, LMF shall have the right to bid for the Delinquent Unit as attorney in fact for Association applying amounts owed for the Delinquent Assessment of the Delinquent Unit to the foreclosure price as well as any additional funds that LMF, in its sole discretion, decides to pay. If a foreclosure auction for a Delinquent Unit results in the Association taking title to the Delinquent Unit, LMF in its sole discretion may direct the Association to immediately quit claim title of the Unit to LMF, and at LMF’s direction the Association shall immediately quit claim title of the unit to LMF. After quit claim of a Delinquent Unit from Association to LMF, LMF shall pay all future assessments on a current basis. Association shall permit LMF to lease all Units purchased by LMF pursuant to this section in a manner consistent with leases permitted under Association’s Declaration and By-laws. Proceeds collected from the rental or sale of the unit shall be applied pursuant to section 3 of this agreement with any additional funds paid by LMF to purchase the unit added to the amounts distributed to LMF in section 3(b). LMF agrees to advise the Association of all material terms of its leases and all such leases shall comply with Association’s lawful restrictions regarding use of Units, including, but not limited to restrictions regarding pets, motor vehicles, motorcycles, antennae, satellite dishes, patio furniture, barbeques, and the like.

6. LMF Reports. LMF shall provide monthly Status reports to Association of all Delinquent Assessments detailing outstanding balances. Upon request from Association’s Designated Member, LMF will provide Association with statement of accounts for any Delinquent Unit.

7. Mistakes. LMF’s purchase of the proceeds of a Delinquent Assessment is non-recourse to Association except in the event of a Mistake made by Association. Mistake shall be defined as when LMF reasonably determines it has been unable to collect a Delinquent Assessment because:

(i) A Delinquent Owner has proved payment to Association was made prior to assignment of proceeds to LMF;

(ii) Association has supplied materially inaccurate information with respect to the Delinquent Assessment, Delinquent Unit, or Delinquent Unit Owner that results in a lapse or violation of a statutory deadline, failure to effect service of process, or denial of a lien or foreclosure action with regard to the Delinquent Assessment;

(iii) The Association has made a conflicting assignment of the proceeds of the Delinquent Assessment to its management company, lenders, attorneys or others; or

(iv) The Association compromises with the Unit owner amounts owed for a Delinquent Assessment or takes any other action to diminish the value or probability of collection of a Delinquent Assessment.

The Association is obligated to reimburse LMF for the Purchase Price for any of the foregoing Mistakes through the Set-Off described in this Agreement. After the occurrence of three Mistakes, LMF shall have the right to decline to purchase additional accounts and to demand payment of the Purchase Price in cash.

5
Association Initial		LMF Initial

8. Unit Owner Defenses. In the event a Delinquent Owner has challenged the validity of a Delinquent Assessment because it is in violation of the Association’s Articles, By-Laws, Declaration or as a matter of law and such challenge has required additional pleadings to be filed to protect a lien or foreclosure action LMF shall return the account to the Association and recover the Purchase Price via Set-Off. Such challenges are best defended by the Association’s counsel rather than LMF’s collection attorneys.

9. Unit Owner Bankruptcy or Master Association Foreclosure. In the event a Delinquent Unit Owner files for protection under federal bankruptcy laws or a Master Association with a superior lien files a foreclosure action, LMF may at its option be reimbursed by the Association for the Purchase Price paid for Delinquent Assessments owed by such Delinquent Unit Owner, in which case all collection rights on such account will be re-assigned to the Association. Once a Delinquent Unit Owner has filed for bankruptcy protection and the account has been reassigned to the association, the association shall have the option to leave the account at the attorney whom LMF has nominated, for monitoring, and LMF shall pay for monitoring expenses.

10. Set-Off and Repayment. Except where specifically stated otherwise, amounts owed by Association to LMF shall be paid through set-off against amounts owed by LMF to Association for a period of six months and thereafter shall be due and payable in cash upon demand of LMF.

11. LMF Indemnification. LMF will indemnify, defend and hold harmless Association from any damages incurred by Association solely and directly arising from LMF’s, or its, officers’, employees’, or agents’ negligence or willful misconduct while acting to collect Delinquent Assessments on behalf of Association pursuant to this Agreement.

12. Term and Termination. This Agreement may be terminated by either party upon ten (10) days written notice. Upon termination, Association shall have no obligation to assign the proceeds of any additional Delinquent Assessments and LMF shall have no obligation to purchase assignments of proceeds of any additional Delinquent Assessments. All other provisions herein shall survive termination until all Delinquent Assessments on the accounts assigned to LMF are paid in full or the outstanding value of the sum of all such Delinquent Assessments is less than ten percent (10%) of the total balance due at the date of termination, or when LMF decides to re-assign remaining amounts it is handling to the Association.

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13. Mortgagee Foreclosure Protection Under Declaration. If the date of Association’s Declaration precedes the effective date of Section 718.116, Florida Statutes, or if the Association’s Declaration excuses anyone taking title through foreclosure or deed in lieu of foreclosure from payment of Delinquent Assessments, then in the event such purchaser refuses to pay Delinquent Assessments because of the provisions of Association’s Declaration, LMF will have the option to return the account to Association pursuant to the terms of Section 7.

14. Miscellaneous. (i) Expenses. Except as otherwise provided herein, each party shall pay its own expenses in connection with the execution and performance of this Agreement including professional fees. (ii) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto and supersedes all prior agreements and understandings. (iii) Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. All disputes arising hereunder shall be resolved exclusively in the state courts of Florida.

In any dispute arising hereunder the prevailing party shall be entitled to recovery of reasonable attorney’s fees and costs from investigation through appeal. (iv) Construction. The language in all parts of this Agreement shall be construed as a whole according to its fair meaning, strictly neither for nor against any party hereto, and without implying a presumption that the terms thereof shall be more strictly construed against the person who drafted the document, it being acknowledged and agreed that representatives of both parties have participated in the preparation hereof. (v) Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute the same agreement, whether or not all parties execute each counterpart. (vi) Further Assurances. The parties agree that they will from time to time, upon the reasonable request of the other party and without additional consideration, execute, acknowledge and deliver all such further endorsements, assignments, and transfers as may be required in conformity with this Agreement for the collection of Delinquent Assessments and distribution of the proceeds there from in accordance with this Agreement. (vii) Communication with Unit Owners. Association shall answer all inquiries of Unit owners as required by Section 718.112(2)(a)(2), Florida Statutes.

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Association Initial		LMF Initial

IN WITNESS WHEREOF, the parties have each executed this Agreement on the date first above written.

LM FUNDING, LLC

Manager

AGREED AND ACCEPTED THIS      DAY OF             , 201    .

XXXXXXXXXXX

Signature:

Print:

Title:

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Association Initial		LMF Initial